U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 5

          ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, Jr.
2789-B Hartland Road
Falls Church, VA 22043

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Statement for Month/Year

     July/2000

5.  If Amendment, Date of Original (Month/Year)

     N/A

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
  X  10% Owner
     Other
**********************

Table I
Non-Derivative Securities Acquired Disposed of, or Beneficially Owned

1.  Title of Security

     Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

    See Forms 4 filed previously

     7/6/2000

3.  Transaction Code

     Code
      P

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    10,000         A        $2.50


5.  Amount of Securities Beneficially Owned
    at End of the Issuer's Fiscal Year

 1,289,165, as listed, excluding shares under (b):

a. 352,619
b. 158,705  Mr. Williams disclaims beneficial ownership of his wife's shares.
c. 518,346  includes 50,000 shares subject to a pledge in favor of
            Bank of America.
d.  75,900
e.   3,000
f.   1,000
g. 338,300

6.  Ownership Form: Direct (D) or Indirect (I)

a.  D
b.  I
c.  I
d.  I
e.  I
f.  I
g.  I

7.  Nature of Indirect Beneficial Ownership

b.  By wife (Mr. Williams disclaims beneficial ownership of his wife's shares)
c. By Williams Family Limited Partnership (includes 282,466 shares owned by Kravata of Virginia, Inc., of which the Williams Family Limited Partnership is the controlling shareholder) Mr. Williams is the President and controlling person of the Williams Family Corporation, the General Partner of the Williams Family Limited Partnership
d.  As executor of estate of deceased father
e.  As trustee for minor granddaughter
f. As controlling person of Williams Family Foundation, a charitable trust
g. By Williams Enterprises of Georgia, Inc., of which Mr. Williams is the controlling person

Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

    See Form(s) 4

3.  Transaction Date (Month/Year)

    See Form(s) 4

4.  Transaction Code

    See Form(s) 4

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

    See Form(s) 4

6.  Date Exercisable and Expiration Date (Month/Date/Year)

    See Form(s) 4

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     See Form(s) 4

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

     3 options as specified in Form(s) 4

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a

Signature

/s/ Frank E. Williams, Jr.
Frank E. Williams, Jr.